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                                                                 Exhibit 36

                        [WLR FOODS, INC. LETTERHEAD]





FOR IMMEDIATE RELEASE               Contact:    Gail Price, Director of
                                                Corporate Communication
                                    Phone:      703-896-0403


                    WLR FOODS BOARD WRITES SHAREHOLDERS


Broadway, Virginia, May 12, 1994 -- WLR Foods Inc.'s board of directors today sent a letter to its shareholders urging them to vote against Tyson Foods' proposal to acquire voting rights at the upcoming May 21 shareholders' meeting. In the letter, the board spoke to the company's "greatly increased production, stronger poultry prices, reduced costs, and greater name and product recognition" as factors in growing shareholder value. The complete text of the letter follows:



May 12, 1994


Dear Fellow Shareholders:

Your Special Meeting of Shareholders is fast approaching on Saturday, May 21, and each of us wanted to take just a moment to thank everyone involved -- our shareholders, producers, employees and friends --for their continuing strong support. Your loyalty and resolve are deeply appreciated and the source of our strength.

WLR Foods shareholders -- the true owners of our prospering Company -- will soon decide a matter of vital importance to your Company's future: whether Tyson and its affiliates should be granted voting rights for shares of WLR Foods they may acquire, or have acquired, in their unfriendly takeover attempt. That's the legal issue, but the real issue, according to Don Tyson and his latest advertising campaign, is whether Tyson should go home to Arkansas. Your Board urges you to take Tyson up on his promise to go away if Tyson loses the vote at the Shareholders' Meeting -- vote AGAINST the Tyson proposal so WLR Foods can get on with building and realizing its own exciting future.

We know you've received a lot of paper since Tyson started its hostile takeover attempt, but we do want to make a few observations about what Don Tyson has been saying.


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WLR FOODS BOARD WRITES SHAREHOLDERS
May 12, 1994
Page 2

Don Tyson offered $30 for your stock only because HE BELIEVES IT'S WORTH MORE. Your Company's recently completed capital investment program is now producing benefits for shareholders -- clearly evidenced by our strong third quarter financial results. All of us are doing our best to make that future a reality -- for all WLR Foods shareholders.

We've thought carefully about resuming our discussions with Tyson. When we discussed a transaction with Tyson, he refused to offer more than $30 per share. For four months, Tyson has not moved from its lowball bid of $30. It would be a mistake and not in the best interests of all WLR Foods shareholders to resume discussions, just as it would be a mistake for Tyson to obtain voting rights based on such an inadequate price.

We urge you to vote AGAINST the Tyson proposal to send Don Tyson a message that you aren't willing to trade your opportunity to participate with us in the growth of WLR Foods for his inadequate $30 offer.

You should also know that we have been working on obtaining appropriate financing for general business purposes, including the ability to purchase shares of WLR Foods should Tyson terminate its tender offer, as well as to provide us with the ability to grow as we have in the past, through strategic acquisitions that build value for all shareholders.

We are poised and ready for the challenges of growing shareholder value. Building on third quarter profits, we approach the profitable summer chicken and Cassco(R) ice seasons with greatly increased production, stronger poultry prices, reduced costs, and greater name and product recognition. Vote AGAINST the Tyson proposal by completing and mailing your WLR Foods white proxy, if you haven't already done so. Your latest mailed proxy is the only one that will count.

As always, please call us at (703) 896-7001 if you have questions. You may also call D.F. King & Co., Inc., which is assisting us, toll free at (800) 669-5550. On behalf of everyone at WLR Foods, thank you for your patience and support.

Sincerely yours,



Charles W. Wampler, Jr.                James L. Keeler
Chairman, Board of Directors           President and Chief Executive
                                       Officer

Herman D. Mason                        William D. Wampler
Vice Chairman, Board of Directors      Director

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WLR FOODS BOARD WRITES SHAREHOLDERS
May 12, 1994
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George E. Bryan                        Stephen W. Custer
Director                               Director

Charles L. Campbell                    William H. Groseclose
Director                               Director

Calvin G. Germroth                     J. Craig Hott
Director                               Director




WLR Foods is a fully integrated provider of high quality turkey and chicken products primarily under the Wampler-Longacre(R) label and retail ice under the Cassco(R) label. This Fortune 500 Company, with current annual revenues of $710 million, exports to more than 40 countries and has processing operations in Virginia, West Virginia and Pennsylvania, close to its major mid-Atlantic markets.

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